

By Electronic Mail

March 23, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Dimensional ETF Trust
        Issuer CIK: 0001816125
        Issuer File Number: 333-239440/811-23580
        Form Type: 8-A12B
        Filing Date: March 23, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Dimensional International Core Equity 2 ETF (DFIC)
- Dimensional International Small Cap Value ETF (DISV)
- Dimensional International Small Cap ETF (DFIS)
- Dimensional International High Profitability ETF (DIHP)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst